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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       TOTAL-TEL USA COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                 89151T 10-6
                                 (CUSIP Number)

                                WARREN H. FELDMAN
                                 150 CLOVE ROAD
                       LITTLE FALLS, NEW JERSEY 07424-0449
                                 (201) 812-1100
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               SEPTEMBER 21, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY)

      WARREN H. FELDMAN, AND WARREN H. FELDMAN AND ESTHER FELDMAN
      AS JOINT TENANTS
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]   (b)[ ]

3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA

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NUMBER OF                (7)  SOLE VOTING POWER        797,938
  SHARES
BENEFICIALLY             (8)  SHARED VOTING POWER            0
OWNED BY
  EACH                   (9)  SOLE DISPOSITIVE POWER   797,938
REPORTING
  PERSON                (10)  SHARED DISPOSITIVE POWER       0
  WITH

---------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

797,938

---------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)[ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1594 %*

---------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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*     BASED ON 7,854,182 SHARES OF COMMON STOCK OF THE ISSUER OUTSTANDING AS
OF SEPTEMBER 14, 1999, AS REPORTED ON THE ISSUER'S FORM 10-Q, DATED SEPTEMBER 14, 1999.

                         AMENDMENT NO. 4 TO SCHEDULE 13D

            This Amendment No. 4 to Schedule 13D filed by Warren H. Feldman and by Warren H. Feldman and Esther Feldman as Joint Tenants, each natural persons and U.S. citizens ("Reporting Persons"), with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements and amends the
Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons on or about March 3, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 28, 1998, Amendment No. 2 thereto filed with the SEC on February 8, 1999, and Amendment No. 3 thereto filed with the SEC on February 12, 1999 (the "Schedule 13D").

ITEM 4.     PURPOSE OF TRANSACTION.

            The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

            Other as described herein and as previously reported, the Reporting Persons have no plans or proposals which relate to, or would have any of the results set forth in, sections (a)-(j) of this Item 4.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The number of shares of Common Stock reported as beneficially owned by the Reporting Persons in Amendment No. 1, Amendment No. 2 and Amendment No. 3 was inadvertently understated by 269,000 shares due to (i) the omission to take into account employee stock options granted to Warren Feldman by the Issuer which, as of the dates of Amendment No. 1, Amendment No. 2 and Amendment No. 3, were exercisable concurrently or within the 60 days thereof to purchase 261,000 shares of Common Stock, and (ii) the omission to include 8,000 shares of Common Stock registered in the name of the wife, mother-in-law and minor children of Warren Feldman. Warren Feldman exercised options to purchase 140,778 shares of Common Stock on July 29, 1999, and thereafter he held, and continues to hold as of the

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date hereof, such shares as well as options to purchase a further 120,222 shares of the Common Stock of the Issuer. The responses set forth in subsections (a) and (b) of Amendment No. 3 are hereby amended and restated in their entirely as follows:

                  (a) The Reporting Persons are the beneficial owners of 797,938 shares of Common Stock, which represents approximately 10.33% of the shares of Common Stock outstanding as of December 15, 1998 (based on 7,721,004 shares of Common Stock of the Issuer outstanding as of December 15, 1998, as reported on the Issuer's Form 10-Q, dated December 15, 1998).

                  (b) The number of shares of Common Stock as to which the Reporting Persons have:

                      (i)   Sole power to vote or direct the vote:  797,938.

                      (ii)  Shared power to vote or direct the vote:  0.

                      (iii) Sole power to dispose or to direct the disposition:
                            797,938.

                      (iv) Shared power to dispose or to direct the disposition: 0.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            The response set forth in Item 6 to the Schedule 13D is hereby supplemented as follows:

            Pursuant to a Put Agreement, dated as of September 21, 1999 ("Put Agreement"), by and among the Issuer, Revision LLC, a Delaware limited liability corporation ("Revision"), Walt Anderson, a natural person ("Mr. Anderson"), Warren Feldman and Solomon Feldman (the "Feldmans"), the Feldmans and one or more of their respective designees will have the right (but not the obligation) to sell some or all of their shares of Common Stock of the Issuer not to exceed 1,103,817 shares of Common Stock in the aggregate to Revision, and Revision will be obligated to purchase such shares of Common Stock from the Feldmans and their respective designees.

            Also on September 21, 1999, Warren Feldman and the Issuer entered into a Separation Agreement (the "Separation Agreement") providing, among other things, for (i) the termination of the Employment Agreement, dated May 5, 1999, by and between Warren Feldman and the Issuer (the "Employment Agreement"), and
(ii) the resignation by Warren Feldman from the office of Chairman of the Board and as a member of the Board of Directors of the Issuer, which resignations will become effective on October 7, 1999.
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 The Put Agreement

            The Put Agreement is filed as Exhibit No. 1 to this Amendment No. 4 and is incorporated herein by reference. The following summary of the terms of the Put Agreement is qualified in its entirety by the provisions of the Put Agreement.

            GRANT OF PUT OPTION. Under the terms of the Put Agreement, the Feldmans and their respective designees will have the right (but not the obligation) to sell some or all of their shares of Common Stock of the Issuer not to exceed 1,103,817 shares of Common Stock in the aggregate to Revision, and Revision will be obligated to purchase such shares of Common Stock from the Feldmans and their respective designees at a purchase price of $16 per share. The option to put the shares may be exercised at any time during the period beginning on December 11, 1999, and ending at 5:00 p.m. on February 10, 2000.

            PROXY AND VOTING AGREEMENTS. If, at the time scheduled for the closing of the put transaction, Revision is unable or unwilling to pay the full purchase price for the securities subject to purchase from the Feldmans or their designees, then Walt Anderson and Revision are each required to grant Warren Feldman an irrevocable proxy to vote all shares of Common Stock held or owned by Walt Anderson and/or Revision. This proxy will terminate automatically upon the payment in full by Revision of the purchase price for the securities subject to purchase from the Feldmans or their designees. In the Put Agreement, the parties also agreed to termination of all existing agreements relating to the voting of shares of the Issuer's Common Stock, including the agreement set forth in
Section 3(b) of the Stock Purchase Agreement, dated December 10, 1998, among Walt Anderson, Warren Feldman, Solomon Feldman and Revision. A description of the terms, as well as the full text, of the Stock Purchase Agreement is set forth in Amendment No. 2 to the Schedule 13D or an exhibit thereto.

 The Separation Agreement

            The Separation Agreement is filed as Exhibit No. 2 to this Amendment No. 4 and is incorporated herein by reference. The following summary of the terms of the Separation Agreement is qualified in its entirety by the provisions of the Separation Agreement.

            TERMINATION OF EMPLOYMENT AGREEMENT. Under the terms of the Separation Agreement, Warren Feldman will resign from the office of Chairman of the Board and as a member of the Board of Directors of the Issuer. He will also resign from each position he holds at any subsidiary of the Issuer. The resignations will become effective on October 7, 1999. On that date the Employment Agreement will be terminated and Warren Feldman will receive the severance payment discussed below. The Issuer and Warren Feldman will each release all claims against the other.

            CONSIDERATION. In full satisfaction of all amounts payable under the Employment Agreement and in consideration of the promises and covenants of Warren Feldman made in the Separation Agreement, the Issuer has agreed to pay to Warren Feldman the lump-sum amount of $650,000. By separate letter agreement between Warren Feldman and Revision dated September 21, 1999 (the "Letter Agreement"), Revision has agreed to pay Warren Feldman $250,000 to induce him to enter into the Separation Agreement, the Put Agreement and for other
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good and valuable consideration. The Letter Agreement is filed as Exhibit No. 3 to this Amendment No. 4 and is incorporated herein by reference.

            NON-COMPETE AND RELATED COVENANTS. In the Separation Agreement Warren Feldman covenanted and agreed that he would not, during the period commencing on October 7, 1999 and ending on the date twelve (12) months thereafter, directly or indirectly, in any capacity, engage in or participate in the management, ownership, or operation of any business or activity which directly competes with the business conducted by the Issuer (as such business is conducted on October 7, 1999) in the States of New York and New Jersey. In addition, Warren Feldman covenanted and agreed that he would not, during the period commencing on October 7, 1999 and ending on the date twenty-four (24) months thereafter, directly or indirectly, employ or solicit the employment (or assist any third party to employ or solicit the employment) of any person who was engaged by the Issuer as an employee on September 1, 1999 (provided that the foregoing prohibition will not apply to his executive assistant, or after October 7, 2000, to (i) any person whose employment is involuntarily terminated by the Issuer or (ii) any person who is not employed by the Issuer at the time his employment is first solicited by Warren Feldman). During such twenty-four month period, Warren Feldman also agreed not to call on any party that was a customer of the Issuer on October 7, 1999 for the purpose of competing with the Issuer by soliciting, diverting or taking away any customer of the Issuer (provided that after October 7, 2000 this prohibition shall not apply to any customer from which the Issuer has not billed or received a total of $10,000 in payments for products or services during the six-month period prior to when such customer is first solicited by Warren Feldman).

            INDEMNIFICATION. The Separation Agreement provides that if Warren Feldman is made a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact he was a director or officer of the Issuer, he will be indemnified and held harmless by the Issuer to the fullest extent permitted by applicable law. In the Separation Agreement, the parties acknowledged that the Indemnification Agreement dated March 6, 1998 between Warren Feldman and the Issuer (the "Indemnification Agreement") is, and at all times since March 6, 1998 has been, in full force and effect. The parties to the Indemnification Agreement also acknowledged that Warren Feldman would be entitled to the rights of indemnification provided in such agreement if at any time after October 7, 1999, by reason of his status as an officer or director of the Issuer, he is made a party to any proceeding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number     Description
        1.         Put Agreement dated as of September 21, 1999, by and among the Issuer, Revision LLC, Walt Anderson, Warren Feldman and
                   Solomon Feldman

        2. Separation Agreement dated as of September 21, 1999, by and between Warren Feldman and the Issuer


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
        3.         Letter Agreement dated September 21, 1999, by and between
                   Warren Feldman and Revision



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                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1999

                        /s/ Warren Feldman
                 --------------------------------
                        Warren Feldman

                        /s/ Esther Feldman
                 --------------------------------
                        Esther Feldman


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                                INDEX TO EXHIBITS

Exhibit Number     Description
        1.         Put Agreement dated as of September 21, 1999, by and among the Issuer, Revision LLC, Walt Anderson, Warren Feldman and
                   Solomon Feldman

        2. Separation Agreement dated as of September 21, 1999, by and between Warren Feldman and the Issuer

        3.         Letter Agreement dated September 21, 1999, by and between
                   Warren Feldman and Revision